Exhibit 99.1

QUIPT HOME MEDICAL TO PARTICIPATE AT THE SIDOTI SMALL-CAP VIRTUAL INVESTOR CONFERENCE ON MARCH 22-23, 2023

WEBCASTED PRESENTATION TO BE HELD WEDNESDAY, MARCH 22, 2023

Cincinnati, Ohio – March 15, 2023 – Quipt Home Medical Corp. (the “Company” or “Quipt”) (NASDAQ: QIPT), (TSXV: QIPT) a U.S. based home medical equipment provider, focused on end-to-end respiratory care, today announced that members of its management team will host a webcasted presentation and participate in 1x1 meetings with institutional investors at the upcoming Sidoti March Small-Cap Virtual Conference on March 22-23, 2023.

Webcasted Presentation

Event:	Sidoti Virtual Investor Conference
Date:	Wednesday, March 22, 2023
Time:	1:45pm ET

The live webcast of the presentation will be available by visiting the investors' section of the company's website at www.Quipthomemedical.com. The webcast will also be available for replay on the company's website following the event.

ABOUT QUIPT HOME MEDICAL

The Company provides in-home monitoring and disease management services including end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services and making life easier for the patient.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please visit our website at www.Quipthomemedical.com, or contact:

Cole Stevens

VP of Corporate Development

Quipt Home Medical Corp.

859-300-6455

cole.stevens@myquipt.com

Gregory Crawford
Chief Executive Officer
Quipt Home Medical Corp.
859-300-6455
investorinfo@myquipt.com